

July 12, 2023

Gina Goetter
Chief Financial Officer
HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

> **Re: HASBRO, INC.**
> **Form 10-K for the Fiscal Year Ended December 25, 2022**
> **Form 8-K Furnished February 16, 2023**
> **Response Dated June 28, 2023**
> **File No. 001-06682**

Dear Gina Goetter:

We have reviewed your June 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Response Letter Dated June 28, 2023

Company Response to Staff Comment 1

1. We note your response to comment 1 and that your adjustment for the Operational Excellence program includes transformation office and third-party consultant fees that are temporary costs to support transformational efforts. Please further quantify and describe the specific costs for this portion as these efforts appear to be a normal part of managing your growth and business and part of your multi-year Blueprint 2.0 strategy.

Company Response to Staff Comment 6

2. We note your response to comment 6. Please revise to clearly explain the nature of the significant amounts included in the "Corporate and Other" line item of operating profit

(loss). In addition, ASC 280-10-50-30b) requires a reconciliation of the total of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes. We note Corporate and Other does not appear to qualify as a reportable segment, and operating profit (loss) is not reconciled to the consolidated earnings before income taxes. Please revise your reconciliation to comply with this guidance.

You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing